
August 20, 2014

Via E-mail
Michael D. Davis
Chief Executive Officer
Alpha Energy, Inc.
600 17th Street
Suite 2800 South
Denver, CO 80202

> **Re: Alpha Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 25, 2014**
> **File No. 333-197642**

Dear Mr. Davis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed July 25, 2014

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   There is no underwriter identified on the Cover Page.   On page 6, you indicate that you are selling the shares in a "direct offering."   On page 25 you identify Underhill Securities Corp. as an underwriter of this offering. Revise the prospectus throughout to provide consistent disclosure as to how and by whom the Shares and Units will be offered. Please provide the related information required by Items 501(b)(8) and 508 of Regulation S-K. If there is an underwriter, identify them on the Cover Page.   Please also file as an exhibit the underwriting agreement, if applicable.

Business Strategy, page 5

3.   Describe in more detail the "new drilling technology" to which you refer. Explain how these technologies would permit you to identify by-passed opportunities.

4.   Explain in more detail the basis for your belief that you are "ideally suited to take maximum advantage of the opportunities that may be uneconomical to larger or heavily-leveraged oil and gas companies" particularly given your current lack of funding and why such opportunities are "unattractive to large operations." Clarify to whom the term "large" applies.

5.   Here and elsewhere, you refer to acquiring "production."   If correct, revise to indicate that you are referring to "producing properties" rather than actual "production."

Risk Factors, page 7

6.   Please revise the risk factors to address the difficulty you may have raising proceeds in your offering in light of the selling shareholder offer of shares concurrently with your offering.

About this Offering, page 6

7.   You indicate that the offering will conclude when you have sold all of the 400,000 Units. Address also the sales by the selling stockholders.

Use of Proceeds, page 12

8.   Address the adequacy of the proceeds to fund your business strategy as described elsewhere.

9.   Describe in more detail the nature of the marketing activities and capital expenditures that you would carry out using the proceeds of this offering.

Description of Business and Property, page 15

Business Strategy, page 15

10.   Provide us with support for your statement that there "are an abundance of good drilling prospects available that have either been overlooked or are not big enough for the larger companies" or clarify that it represents management's belief.

11.   Clarify whether it is your intent to acquire producing properties that you will operate yourself or to acquire interests in such properties. If the latter, indicate the nature of the interests that you will seek.

12.   Please advise whether you have any current plans, arrangements or understandings to acquire any oil and gas properties.

The Company is an "emerging growth company" . . ., page 16

13.   Please describe the extent to which any of the Jumpstart Our Business Startups Act exemptions are also available to you as a Smaller Reporting Company.

MD&A of Financial Condition and Results of Operations, page 16

Plan of Operation, page 17

14.   Please briefly outline the plan for and the proposed timeline for the production and development activities you disclose. We note from disclosure that the first phase of your business strategy will be to identify drilling prospects "in eastern and southeastern Colorado and Wyoming" at a depth that averages "from 1500 ft. for the Niobrara formation to a total depth of 5800 ft. for the Topeka, Heebner, Lansing Kansas City, Marmaton, Cherokee, Atoka, Morrow, Mississippian, Spergen, and Osage formations." Discuss here, or wherever else more appropriate, the typical cost to drill a well of 1500 ft. in the Niobrara formation. If the cost exceeds the amount of proceeds you have forecast to be allocated to production and development, tell us your anticipated participating working interest in such a well.

15.   Please identify the principal milestones and timeline for your two phases of operation.

16.   Additionally, please clarify the approximate amount of funding that will be sufficient to accomplish the company's plan of operation.

17.   You indicate that you will receive "increasing revenues" and you have a "short history of revenues." Based on your financial statements, you have had no revenues to date. Furthermore, until you have sufficient funds to acquire properties and operate them so

that they generate production, it is not clear how you will be able to generate revenues to fund further growth. Please advise or revise your disclosure accordingly.

Our Management, page 19

Directors, Executive Officers, Promoters and Control Persons, page 19

18.   In accordance with Item 401(e) of Regulation S-K, please provide a more complete five-year biographical sketch for each executive officer and director. Ensure that you provide all employment and positions held during the past five years, without gaps or ambiguities as to time. Further, briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Davis should serve as a director, in light of the registrant's business and structure.

19.   Please disclose the amount of time that each of your executive officers will devote to your business. In that regard, we note your statement that you have "no employees, but . . . four (4) officers and directors who are non-employee Directors."

Selling Stockholders, page 24

20.   For every non-person listed in the table, identify the beneficial owner – i.e. person or persons having voting or investment power over those shares. This comment applies also to the table on page 21.

21.   The last column on the right should indicate the percentage of the class of the security that will be held by each holder.   According to the current disclosure, each selling stockholder will hold 99% of your outstanding common stock. See Item 507 of Regulation S-K.   Please advise or revise.

Plan of Distribution, page 25

22.   You indicate in the first paragraph that "sales may be at fixed or negotiated prices." As you are not eligible to conduct an at the market offering, it is not clear to us how you would be able to sell at "negotiated prices." Please advise or revise.

Recent Sales of Unregistered Securities, page II-1

23.   For each sale of unregistered securities during the past three years, please disclose the form of consideration and aggregate offering price. Clarify whether this was one offering. If not indicate the date sold and the amount sold. See Item 701(a) and (c) of Regulation S-K.

Financial Statements, page F-1

24.   Please update your financial statements to comply with Rule 8-08 of Regulation S-X and provide corresponding updated disclosures throughout your filing.

25.   Please file a written consent from your independent registered public accountant. Refer to Item 601(B)(23) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

26.   Please have your independent accountant revise the third paragraph to remove reference to your financial position as of December 31, 2012 as this date is prior to your inception. Additionally, the reference in the fourth paragraph to Note 3 does not appear to refer to the applicable footnote.

Balance Sheet, page F-3

27.   Please revise the title of the "Intangible asset" line item to more accurately reflect the nature of the asset, as described on page F-10. Refer to Rule 4-10(c)(7)(ii) of Regulation S-X for guidance on balance sheet presentation requirements for capitalized costs not subject to amortization and capitalized costs that are subject to amortization.

Notes to Audited Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-7

Oil and natural gas properties, page F-8

28.   Please clarify your reference to "proved recoverable reserves" in your policy statement regarding the transfer of unevaluated property to the amortization base. In this regard, costs associated with the acquisition and evaluation of unproved properties may be excluded from the amortization computation until it is determined whether proved reserves can be assigned to such properties. Refer to Rule 4-10(c)(3)(ii)(A) of Regulation S-X.

Note 4 – Stock, page F-10

29.   We note you issued common shares in exchange for services and the acquisition of an oil and gas lease.   Please expand your disclosure to address the disclosure requirements of FASB ASC 505-50-50-1.

Signatures, page II-4

30.   Please include signatures of the principal financial officer and the principal accounting officer or indicate that one or more of the existing signatories is serving in such capacities. Refer to the Instructions to Signatures in Form S-1.

Closing Comments

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Harold P. Gewerter, Esq.